Exhibit 99.1
trivago Reinforces Brand Marketing to Drive Long-Term Growth

Düsseldorf, Germany – 05.09.2023: trivago, the leading global hotel search engine, is announcing a renewed focus on its brand marketing strategy. This strategic shift aims to fuel long-term growth and underscore the relevance of its offerings to travelers. Additionally, trivago anticipates distributing a one-time extraordinary dividend later this year, subject to shareholder approval.

trivago’s renewed emphasis on brand marketing is prompted by the robust growth in the online travel sector and the positive impact of the company’s latest summer marketing campaigns. The company is intensifying its brand marketing investments, with an anticipated decrease in profitability for the current year. It no longer expects to exceed adjusted EBITDA* of €70 million in 2023. As part of a multi-year strategy to rejuvenate its brand presence, the company aims for a return to double-digit revenue growth in the medium term.

trivago is confident that its meta-search model is more relevant than ever. Travelers remain budget-conscious when booking hotels. Compared to 2019, room rates have increased, and most travelers appear to be tapping into their saving for their vacations. Concurrently, trivago is observing an increase in hotel price disparity, which offers significant savings opportunities for travelers. The company aims to cement its meta position in the hotel space and will reinforce its capabilities as a deal finding platform.

Johannes Thomas, CEO of trivago, stated, “trivago is a globally recognized brand and holds a unique role in the travel industry. Our recent brand marketing initiatives have demonstrated tangible success, prompting us to intensify our investments this year and beyond. Keeping trivago on top of travelers’ minds is crucial to achieve our goal of sustained, long-term growth. We'll employ a performance-driven approach, strategically increasing investment in areas and markets that deliver the desired impact.”

Over the past several years, the company has proven its ability to generate robust cash flows. To further optimize its capital structure and to return value to shareholders, trivago plans to issue a special one-time extraordinary dividend. The dividend is anticipated to total approximately €184 million (or approximately €0.53 per share) and to occur later this year, subject to shareholder approval.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices.

Investor Contact:
ir@trivago.com

Media Contact
corentine.aronica@trivago.com

* Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:

•income/(loss) from equity method investment,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains and losses on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, significant legal settlements and court-ordered penalties, such as the penalty imposed by the Australian Federal Court in the proceeding brought by the ACCC against us.

From time to time, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges, significant legal settlements and court-ordered penalties) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss.

Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We are not able to provide a reconciliation of our Adjusted EBITDA guidance to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share-based compensation, certain other items, including restructuring, significant legal settlements and court-ordered penalties, any impairment, interest, taxes, depreciation and amortization without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this release and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•our ability to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses;
•our ability to implement our strategic initiatives, including our planned investments in brand marketing;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in 2021 and 2022 on our ability to grow our revenue;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may continue to have a significant adverse effect on our future competitiveness and profitability;
•the potential negative impact of the worsening economic outlook and inflation on consumer discretionary spending;

•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•any impairment of intangible assets and goodwill;
•increasing competition in our industry;
•our reliance on search engines, particularly Google, which promote their own product and services that compete directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.